# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRANSCAT INC, CIK 0000099302
CUSIP: 893529107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 35 Vantage Point Drive, Rochester, New York (NY), 14624
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-22-003231
Filed by CIK 0001163744

## Reporting persons
- Conestoga Capital Advisors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 904,926; shared voting power 0; sole dispositive power 972,464; shared dispositive power 0; aggregate amount beneficially owned 972,464 (10.57% of the class)
- CONESTOGA FUNDS: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 643,499; shared voting power 0; sole dispositive power 643,499; shared dispositive power 0; aggregate amount beneficially owned 643,499 (7% of the class)

## Item 1. Issuer
Name of issuer: TRANSCAT INC
Address of issuer's principal executive offices: 35 Vantage Point Drive Rochester, NEW YORK 14624

## Item 2. Person Filing
Name of person filing:
Conestoga Capital Advisors

CONESTOGA FUNDS
Address of principal business office or, if none, residence:
550 E. SWEDESFORD ROAD
SUITE 120
WAYNE, Pennsylvania
19087
Citizenship:
Conestoga Capital Advisors - DELAWARE

CONESTOGA FUNDS - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Conestoga Capital Advisors 972,464
Conestoga Small Cap Fund 643,499
Percent of class: 10.57
Sole power to vote or to direct the vote:
Conestoga Capital Advisors - 904926

CONESTOGA FUNDS - 643499
Shared power to vote or to direct the vote:
Conestoga Capital Advisors - 0

CONESTOGA FUNDS - 0
Sole power to dispose or to direct the disposition:
Conestoga Capital Advisors - 972464

CONESTOGA FUNDS - 643499
Shared power to dispose or to direct the disposition:
Conestoga Capital Advisors - 0

CONESTOGA FUNDS - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Conestoga Capital Advisors: Duane R. D'Orazio, Managing Partnerr (01/09/2025)
- CONESTOGA FUNDS: Duane R. D'Orazio, Managing Partnerr (01/09/2025)